ACUMEN PHARMACEUTICALS, INC.
1210-1220 Washington Street, Suite 210
Newton, Massachusetts 02465
(617) 344-4190
March 30, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller

RE:	Acumen Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-294649)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Acumen Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-294649) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m. EST on April 1, 2026, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Thomas Danielski of Ropes & Gray LLP at Thomas.Danielski@ropesgray.com or (617) 235-4961.

Very truly yours,

ACUMEN PHARMACEUTICALS, INC.

By:	/s/ Daniel O’Connell
Daniel O’Connell
Chief Executive Officer